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                                 BRC HOLDINGS, INC.
                       1111 W.  MOCKINGBIRD LANE, SUITE 1400
                              DALLAS, TEXAS 75247-5014


                                                            December 2, 1998



Dear Fellow Stockholders:

     As you know, on October 19, 1998, BRC Holdings, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Affiliated Computer Services, Inc. ("ACS") and ACS Acquisition Corporation, a wholly owned subsidiary of ACS ("Purchaser"). Pursuant to the Merger Agreement, the Purchaser has commenced a tender offer (the "Offer") to purchase 8,704,238 shares (the "Shares") of the Company's common stock, par value $0.10 per share (the "Common Stock"), which is approximately 51%, on a fully diluted basis, of the outstanding shares of Common Stock, for a price of $19.00 per Share, net to the seller in cash without interest. The Offer has been extended by the Purchaser and is now scheduled to close on December 14, 1998. The Offer, and a contemplated merger of the Purchaser with and into the Company, are more particularly described in the Offer to Purchase, dated October 23, 1998, of Purchaser and ACS and the related Schedule 14D-9, as amended, of the Company.
On November 16, 1998, a Supplement to the Offer to Purchase and Schedule 14D-9/A (Amendment No. 3) were mailed to the Company's stockholders to provide additional information related to the Offer.

As a result of a purported class action law suit filed by certain stockholders in the Delaware Court of Chancery seeking to enjoin the Offer (as previously disclosed in Amendment No. 3), the Delaware Court of Chancery entered an order on November 25, 1998 requiring the Company and its Directors to make certain additional disclosures to you in connection with the Offer. The accompanying
Schedule 14D-9/A (Amendment No. 4) is being provided in accordance with the Court of Chancery's Order and should be read in connection with the Purchaser's Offer to Purchase, as supplemented, and the Company's Schedule 14D-9, as amended.

                                   Very truly yours,



                                   Paul Stoffel
                                   CHAIRMAN OF THE BOARD